April 24, 2026

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attention:   Catherine De Lorenzo

Re:	STORE CAPITAL LLC

Registration Statement on Form S-4

Filed April 17, 2026

File No. 333-295159

Acceleration Request
Requested Date:	April 28, 2026
Requested Time:	4:00 p.m., Eastern Time

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, STORE Capital LLC hereby requests that the Securities and Exchange Commission accelerate the effectiveness of the above-referenced Registration Statement on Form S-4 to 4:00 p.m., Eastern Time, on April 28, 2026, or as soon thereafter as practicable.

Please confirm once the Registration Statement on Form S-4 has been declared effective by calling David Lewis of DLA Piper LLP (US) at (480) 606-5126. Please also contact him should you have any questions.

Very truly yours,

STORE Capital LLC

/s/ Ashley Dembowski
Ashley Dembowski
Executive Vice President – Chief Financial Officer and Secretary

cc:	Ashley Dembowski, STORE Capital LLC

David Lewis, DLA Piper LLP (US)

Anna Spence, DLA Piper LLP (US)